UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*
ENLINK MIDSTREAM PARTNERS, LP
(Name of Issuer)

Common Units, no par value
(Title of Class of Securities)

29336U107
 (CUSIP Number)

David S. Thomas, Esq.
Goldman, Sachs & Co.
200 West Street
New York, NY 10282
(212) 902-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:
Mark H. Lucas, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

March 3, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 27 Pages)
____________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29336U107	SCHEDULE 13D	Page 2 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Goldman Sachs Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
54,710,202 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
54,710,202 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,710,202 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.8% (See Item 5)**

14	TYPE OF REPORTING PERSON
HC-CO

*
Reflects (i) 54,312,781 common units (the “Common Units”) of EnLink Midstream Partners, LP (the “Issuer”) issuable upon the conversion of 54,312,781 Series B Cumulative Convertible Preferred Units (the “Series B Preferred Units”) of the Issuer, and (ii) 397,421 Common Units of the Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**
The calculation is based on the 397,195,606 Common Units of the Issuer outstanding, which includes (i) 342,882,825 Common Units outstanding as of February 8, 2017, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the Securities and Exchange Commission (the “Commission”) on February 15, 2017, and (ii) 54,312,781 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

CUSIP No. 29336U107	SCHEDULE 13D	Page 3 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Goldman, Sachs & Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF; WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
54,710,202 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
54,710,202 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,710,202 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.8% (See item 5) **

14	TYPE OF REPORTING PERSON
BD-PN-IA

*
Reflects (i) 54,312,781 Common Units of the Issuer issuable upon the conversion of 54,312,781 Series B Preferred Units of Issuer, and (ii) 397,421 Common Units of the Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**
The calculation is based on the 397,195,606 Common Units of the Issuer outstanding, which includes (i) 342,882,825 Common Units outstanding as of February 8, 2017, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the Commission on February 15, 2017, and (ii) 54,312,781 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

CUSIP No. 29336U107	SCHEDULE 13D	Page 4 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
West Street International Infrastructure Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
54,312,781 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
54,312,781 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,312,781 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.7% (See Item 5)**

14	TYPE OF REPORTING PERSON
PN

*
Reflects 54,312,781 Common Units of the Issuer issuable upon the conversion of 54,312,781 Series B Preferred Units of Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**
The calculation is based on the 397,195,606 Common Units of the Issuer outstanding, which includes (i) 342,882,825 Common Units outstanding as of February 8, 2017, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the Commission on February 15, 2017, and (ii) 54,312,781 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

CUSIP No. 29336U107	SCHEDULE 13D	Page 5 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
West Street European Infrastructure Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
54,312,781 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
54,312,781 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,312,781 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.7% (See Item 5)**

14	TYPE OF REPORTING PERSON
PN

*
Reflects 54,312,781 Common Units of the Issuer issuable upon the conversion of 54,312,781 Series B Preferred Units of Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**
The calculation is based on the 397,195,606 Common Units of the Issuer outstanding, which includes (i) 342,882,825 Common Units outstanding as of February 8, 2017, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the Commission on February 15, 2017, and (ii) 54,312,781 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

CUSIP No. 29336U107	SCHEDULE 13D	Page 6 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
West Street Global Infrastructure Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
54,312,781 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
54,312,781 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,312,781 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.7% (See Item 5)**

14	TYPE OF REPORTING PERSON
PN

*
Reflects 54,312,781 Common Units of the Issuer issuable upon the conversion of 54,312,781 Series B Preferred Units of Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**
The calculation is based on the 397,195,606 Common Units of the Issuer outstanding, which includes (i) 342,882,825 Common Units outstanding as of February 8, 2017, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the Commission on February 15, 2017, and (ii) 54,312,781 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

CUSIP No. 29336U107	SCHEDULE 13D	Page 7 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Broad Street Principal Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
54,312,781 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
54,312,781 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,312,781 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.7% (See Item 5)**

14	TYPE OF REPORTING PERSON
OO

*
Reflects 54,312,781 Common Units of the Issuer issuable upon the conversion of 54,312,781 Series B Preferred Units of Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**
The calculation is based on the 397,195,606 Common Units of the Issuer outstanding, which includes (i) 342,882,825 Common Units outstanding as of February 8, 2017, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the Commission on February 15, 2017, and (ii) 54,312,781 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

CUSIP No. 29336U107	SCHEDULE 13D	Page 8 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
West Street Energy Partners Offshore – B AIV-1, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
54,312,781 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
54,312,781 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,312,781 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.7% (See Item 5)**

14	TYPE OF REPORTING PERSON
PN

*
Reflects 54,312,781 Common Units of the Issuer issuable upon the conversion of 54,312,781 Series B Preferred Units of Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**
The calculation is based on the 397,195,606 Common Units of the Issuer outstanding, which includes (i) 342,882,825 Common Units outstanding as of February 8, 2017, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the Commission on February 15, 2017, and (ii) 54,312,781 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

CUSIP No. 29336U107	SCHEDULE 13D	Page 9 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
West Street Energy Partners AIV-1, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
54,312,781 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
54,312,781 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,312,781 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.7% (See Item 5)**

14	TYPE OF REPORTING PERSON
PN

*
Reflects 54,312,781 Common Units of the Issuer issuable upon the conversion of 54,312,781 Series B Preferred Units of Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**
The calculation is based on the 397,195,606 Common Units of the Issuer outstanding, which includes (i) 342,882,825 Common Units outstanding as of February 8, 2017, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the Commission on February 15, 2017, and (ii) 54,312,781 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

CUSIP No. 29336U107	SCHEDULE 13D	Page 10 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
West Street Energy Partners Offshore AIV-1, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
54,312,781 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
54,312,781 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,312,781 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.7% (See Item 5)**

14	TYPE OF REPORTING PERSON
PN

*
Reflects 54,312,781 Common Units of the Issuer issuable upon the conversion of 54,312,781 Series B Preferred Units of Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**
The calculation is based on the 397,195,606 Common Units of the Issuer outstanding, which includes (i) 342,882,825 Common Units outstanding as of February 8, 2017, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the Commission on February 15, 2017, and (ii) 54,312,781 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

CUSIP No. 29336U107	SCHEDULE 13D	Page 11 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
West Street Energy Partners Offshore Holding – B AIV-1, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
54,312,781 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
54,312,781 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,312,781 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.7% (See Item 5)**

14	TYPE OF REPORTING PERSON
PN

*
Reflects 54,312,781 Common Units of the Issuer issuable upon the conversion of 54,312,781 Series B Preferred Units of Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**
The calculation is based on the 397,195,606 Common Units of the Issuer outstanding, which includes (i) 342,882,825 Common Units outstanding as of February 8, 2017, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the Commission on February 15, 2017, and (ii) 54,312,781 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

CUSIP No. 29336U107	SCHEDULE 13D	Page 12 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
WSIP Egypt Holdings, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
54,312,781 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
54,312,781 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,312,781 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.7% (See Item 5)**

14	TYPE OF REPORTING PERSON
PN

*
Reflects 54,312,781 Common Units of the Issuer issuable upon the conversion of 54,312,781 Series B Preferred Units of Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**
The calculation is based on the 397,195,606 Common Units of the Issuer outstanding, which includes (i) 342,882,825 Common Units outstanding as of February 8, 2017, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the Commission on February 15, 2017, and (ii) 54,312,781 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

CUSIP No. 29336U107	SCHEDULE 13D	Page 13 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
WSEP Egypt Holdings, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
54,312,781 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
54,312,781 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,312,781 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.7% (See Item 5)**

14	TYPE OF REPORTING PERSON
PN

*
Reflects 54,312,781 Common Units of the Issuer issuable upon the conversion of 54,312,781 Series B Preferred Units of Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**
The calculation is based on the 397,195,606 Common Units of the Issuer outstanding, which includes (i) 342,882,825 Common Units outstanding as of February 8, 2017, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the Commission on February 15, 2017, and (ii) 54,312,781 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

CUSIP No. 29336U107	SCHEDULE 13D	Page 14 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Broad Street Infrastructure Advisors III, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
54,312,781 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
54,312,781 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,312,781 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.7% (See Item 5)**

14	TYPE OF REPORTING PERSON
OO

*
Reflects 54,312,781 Common Units of the Issuer issuable upon the conversion of 54,312,781 Series B Preferred Units of Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**
The calculation is based on the 397,195,606 Common Units of the Issuer outstanding, which includes (i) 342,882,825 Common Units outstanding as of February 8, 2017, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the Commission on February 15, 2017, and (ii) 54,312,781 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

CUSIP No. 29336U107	SCHEDULE 13D	Page 15 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Broad Street Energy Advisors AIV-1, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
54,312,781 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
54,312,781 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,312,781 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.7% (See Item 5)**

14	TYPE OF REPORTING PERSON
OO

*
Reflects 54,312,781 Common Units of the Issuer issuable upon the conversion of 54,312,781 Series B Preferred Units of Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**
The calculation is based on the 397,195,606 Common Units of the Issuer outstanding, which includes (i) 342,882,825 Common Units outstanding as of February 8, 2017, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the Commission on February 15, 2017, and (ii) 54,312,781 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

SCHEDULE 13D
Item 1. Security and Issuer.
This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on January 19, 2016 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.
Item 2. Identity and Background.
Item 2 of the Original Schedule 13D is hereby amended by replacing in their entirety Schedules I, II-A, II-B, II-C,and III, incorporated therein by reference with Schedules I, II-A, II-B, II-C, and III, hereto, respectively, which Schedules I, II-A, II-B, II-C, and III are incorporated herein by reference.

This Amendment amends and restates the second paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below.
“The GS Entities are the direct or indirect beneficial owners of WSIP and WSEP, which hold [100]1 shares of common stock, and have appointed one of the two board members, of Enfield Holdings Advisors, Inc., a Delaware corporation (“Enfield Holdings Advisors”). Enfield Holdings Advisors is the general partner of Enfield Holdings, which directly holds [54,312,781] Series B Preferred Units (which are convertible into Common Units of the Issuer on a one-for-one basis). Because of the relationship by and between the GS Entities, WSIP and WSEP on the one hand and Enfield Holdings on the other hand, the GS Entities, WSIP and WSEP may be deemed to share beneficial ownership of the Common Units. The remaining shares of common stock of Enfield Holdings Advisors are held by, and the remaining director of Enfield Holdings Advisors is appointed by, affiliates of TPG Global, LLC (“TPG”, and together with the Reporting Persons, the “Sponsors”)”.

Item 4. Purpose of Transaction.
This Amendment amends and restates the eighth paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below.
“Amended and Restated Coordination Agreement
The Amended and Restated Coordination and Securityholders’ Agreement, dated as of March 3, 2017 (the “Coordination Agreement”), by and among Enfield Holdings, Enfield Holdings Advisors, WSEP, WSIP (together with WSEP, and each of their affiliates, the “GS Investors”), TPG VII Egypt Finance, LLC, a Delaware limited liability company (“TPG VII Egypt Finance”) and TPG Advisors VII (together with TPG VII Egypt Finance and each of their affiliates, the “TPG Investors” and together with the GS Investors, the “Investors”) sets forth certain agreements, including with respect to governance, transfer restrictions, the purchase of additional securities, the exercise of rights under the Registration Rights Agreement and certain other matters.”
This Amendment amends and restates the tenth paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below.
“The Coordination Agreement generally restricts any transfers of any Partnership Securities, Series B Preferred Units, converted Common Units or common stock of Enfield Holdings Advisors (collectively, the “Securities”) by any Investor, except (i) transfers to an affiliate of that Investor, so long as that transferee remains an affiliate following the transfer and (ii) transfers pursuant to foreclosure by a lender on such Securities pursuant to any loan agreement to which such Investor is a party and such Securities are pledged as collateral.  If any Investor wishes to transfer any Securities to anyone else, that Investor is subject to the other Investors’ right of first offer (in the case of Partnership Securities, shares of common stock or Series B Preferred Units to address a regulatory concern) and tag-along rights. Enfield Holdings Advisors has a call right to acquire all of the shares of common stock of Enfield Holdings Advisors owned by any Investor and their affiliates who collectively cease to own 10% of the issued and outstanding Partnership Securities for the aggregate purchase price paid for such shares.”

Page 16 of 27 Pages

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second, third and fourth paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below.
“(a)-(b) The following disclosure assumes there are a total of 397,195,606 Common Units outstanding, which includes (i) 342,882,825 Common Units outstanding as of February 8, 2017, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the Commission on February 15, 2017, and (ii) 54,312,781 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

As of March 3, 2017, GS Group and Goldman Sachs may be deemed to share beneficial  ownership of an aggregate of 54,710,202 Common Units, consisting of (i) 54,312,781 Series B Preferred Units directly held by Enfield Holdings, (ii) 389,485 Common Units acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, and (iii) 7,936 Common Units held in Managed Accounts, representing in the aggregate approximately 13.8% of the total number of Common Units.

Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to share beneficial ownership of 54,312,781 Common Units (deliverable to Enfield Holdings upon conversion of the IPO Series B Preferred Units directly held by Enfield Holdings), which constitutes approximately 13.7% of the outstanding Common Units.”

This Amendment amends and restates the eleventh and twelfth paragraphs of Item 5 of the Original Schedule 13D in its entirety as set forth below.
“(d) On February 13, 2017, EnLink MidStream Partners, LP issued to Enfield Holdings, L.P. 1,130,131 Series B Cumulative Convertible Preferred Units as payment for the quarterly distribution declared on the Series B Preferred Units. The Series B Preferred Units are convertible into Common Units of the Issuer on a one-for-one basis (subject to certain adjustments) at any time from the business day following the record date established by the Issuer’s general partner for the Issuer’s quarterly distribution for the second quarter of 2017.

Except as set forth in Schedule IV hereto or otherwise described in this Schedule 13D, no transactions in the Series B Preferred Units or Common Units were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B or II-C hereto, during the sixty day period from January 2, 2017 through March 3, 2017.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment amends and restates Item 6 of the Original Schedule 13D by adding the paragraphs set forth below immediately after the first paragraph.
“Margin Loan Facility

TPG VII Egypt Finance, as borrower (the “Borrower”), entered into (i) a Margin Loan Agreement (the “Loan Agreement”), dated as of March 3, 2017 (the “Loan Closing Date”) with JP Morgan Chase Bank, N.A., London Branch, as lender (the “Lender”), and (ii) a Pledge and Security Agreement (the “Borrower Security Agreement”), dated as of the Loan Closing Date with the Lender, pursuant to which the Borrower pledged all of its Class A Units of Enfield Holdings and its rights under the Second Amended and Restated Agreement of Limited Partnership of Enfield Holdings, dated as of March 3, 2017, as collateral to secure repayment of amounts outstanding under the Loan Agreement.  As of the Loan Closing Date, Enfield Holdings entered into (i) a Guarantor Pledge and Security Agreement (the “Guarantor Pledge Agreement” and, collectively with the Borrower Security Agreement, the “Pledge Agreements”) with the Lender, pursuant to which Enfield Holdings pledged Borrower’s 26,666,667 Series B Preferred Units, and any Common Units into which such Series B Preferred Units are converted, and Borrower’s rights under the Issuer LPA and the Registration Rights Agreement, as collateral to secure repayment of amounts outstanding under the Loan Agreement (the “Guarantor Collateral”), and (ii) a non-recourse Guarantee (the “Guarantee” and, collectively with the Loan Agreement and the Borrower Security Agreement, the “Loan Documents”) with the Lender, pursuant to which Enfield Holdings unconditionally guarantees the obligations payable by the Borrower under the Loan Agreement in an amount not to exceed the Guarantor Collateral.
The loans mature on or about March 3, 2022.  Upon the occurrence of certain events that are customary for this type of loan, the Lender may exercise its rights to require the Borrower to pre-pay the loan proceeds, post additional collateral, or foreclose on, and dispose of, the pledged Series B Preferred Units and pledged Common Units in accordance with the Loan Documents.
References to and descriptions of the Guarantee set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Guarantee, which is filed as an exhibit hereto and is incorporated by reference herein.”

Page 17 of 27 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1
Amended and Restated Coordination and Securityholders’ Agreement, dated as of March 3, 2017, by and among Enfield Holdings, L.P., Enfield Holdings Advisors, Inc. and each person set forth on Schedule I thereto (incorporated herein by reference to Exhibit 6 of the Schedule 13D of Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P. relating to the Issuer filed on March 7, 2017).

2
Guarantee Agreement, dated as of March 3, 2017, by and among Enfield Holdings, L.P. and JPMorgan Chase Bank, N.A., London Branch (incorporated herein by reference to Exhibit 7 of the Schedule 13D of Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P. relating to the Issuer filed on March 7, 2017).

Page 18 of 27 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  March 7, 2017

The Goldman Sachs Group, Inc.

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

Goldman, Sachs & Co.

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

West Street International Infrastructure Partners III, L.P.

By:	Broad Street Infrastructure Advisors III, L.L.C., its General Partner

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

West Street European Infrastructure Partners III, L.P.

By:	Broad Street Infrastructure Advisors III, L.L.C., its General Partner

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

West Street Global Infrastructure Partners III, L.P.

By:	Broad Street Infrastructure Advisors III, L.L.C., its General Partner

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

Page 19 of 27 Pages

Broad Street Principal Investments, L.L.C.

By:	Goldman, Sachs & Co. its Manager

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

West Street Energy Partners Offshore – B AIV-1, L.P.

By:	Broad Street Energy Advisors AIV-1, L.L.C., its General Partner

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

West Street Energy Partners AIV-1, L.P.

By:	Broad Street Energy Advisors AIV-1, L.L.C., its General Partner

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

West Street Energy Partners Offshore AIV-1, L.P.

By:	Broad Street Energy Advisors AIV-1, L.L.C., its General Partner

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

West Street Energy Partners Offshore Holding – B AIV-1, L.P.

By:	Broad Street Energy Advisors AIV-1, L.L.C., its General Partner

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

WSIP Egypt Holdings, LP

By:	Broad Street Infrastructure Advisors III, L.L.C., its General Partner

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

Page 20 of 27 Pages

WSEP Egypt Holdings, LP

By:	Broad Street Energy Advisors AIV-1, L.L.C., its General Partner

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

Broad Street Infrastructure Advisors III, L.L.C.

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

Broad Street Energy Advisors AIV-1, L.L.C.

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

Page 21 of 27 Pages

SCHEDULE I

The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Lakshmi N. Mittal, who is a citizen of India, Mark E. Tucker, who is a citizen of Great Britain, Mark O. Winkelman, who is a citizen of the Netherlands, and Adebayo O. Ogunlesi is also a citizen of Nigeria. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation
Lloyd C. Blankfein	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.
M. Michele Burns	Former Chairman and CEO, Mercer LLC; Former CFO of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.
Mark A. Flaherty	Former Vice Chairman, Wellington Management Company
William W. George	Senior Fellow at the Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic, Inc.
James A. Johnson	Chairman of Johnson Capital Partners
Ellen J. Kullman	Former Chair and Chief Executive Officer of DuPont
Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.
Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners
Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.
Debora L. Spar	Former President of Barnard College
Mark E. Tucker	Executive Director, Group Chief Executive and President of AIA Group Limited
David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.
Mark O. Winkelman	Private Investor

Page 22 of 27 Pages

SCHEDULE II-A

The name, position and present principal occupation of each executive officer of (i) BS Infrastructure, the general partner of WS International, WS European, WS Global and WSIP, and (ii) BS Energy AIV, the general partner of WS AIV, WS Offshore B, WS Offshore AIV, WS Holding B and WSEP.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Philippe Camu, Martin A. Hintze, James H. Reynolds, Andrew E. Wolff, Matteo Botto Poala, Michael Bruun, Mike Ebeling, Matthias Hieber, Philippe H. Lenoble, , Michele Titi- Cappelli, Michael M. Furth, Maximilliano Ramirez-Espain, Tim Campbell, Emilie Railhac, Sam Agnew and Penny McSpadden is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui, Xiang Fan, Michael Hui, Jay Hyun Lee,  Wanlin Liu and Tianquing Li is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Ankur Sahu and Yuji Matsumoto is Roppongi Hills Mori Tower 47th floor, 10-1 Roppongi 6-chome, Tokyo 106-6147, Japan.  The business address of each of Joseph P. DiSabato and David Campbell is 555 California Street, San Francisco, CA 94104.  The business address of Julianne Ramming and Clayton Wilmer is 6011 Connection Drive, Irving, TX 75039. The business address of Amit Raje  is Rational House, 951-A, Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India. The business address of Bin Zhu is Winland International Center, 7 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China. The business address of each of Mitchell S. Weiss, Jason Levesque and Mark G. Riemann is 30 Hudson Street, Jersey City, NJ 07302-4699.

All executive officers listed below are United States citizens, except as follows: James H. Reynolds and Emilie Railhac are citizens of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze, Mike Ebeling, and Oliver Thym are citizens of Germany; Julian C. Allen, Sam Agnew, Tim Campbell and Stephanie Hui are citizens of the United Kingdom; Philippe Camu and Philippe H. Lenoble are citizens of Belgium; Matteo Botto Poala and Michele Titi-Cappelli are citizens of Italy; Maximilliano Ramirez-Espain is a citizen of Spain, Michael Bruun is a citizen of Denmark, Ankur Sahu, Harsh Nanda and Amit Raje are citizens of India, David Campbell is a  citizen of Australia, Nicole Agnew is a citizen of Canada, Matthias Hieber is a citizen of Austria, Xiang Fan is a citizen of the People’s Republic of China and Michael Hui, Wanlin Liu, Tianquing Li andBin Zhu are citizens of the People’s Republic of China (Hong Kong permanent resident).  Jay Hyun Lee is a citizen of the Republic of Korea.  Yuji Matsumoto is a citizen of Japan.

Name	Position	Present Principal Occupation

Richard A. Friedman	Director and President	Managing Director of Goldman, Sachs & Co.
Philippe Camu	Vice President	Managing Director of Goldman Sachs International
Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co.
Bradley J. Gross	Vice President	Managing Director of Goldman, Sachs & Co.
Matthias Hieber	Vice President	Managing Director of Goldman Sachs International
Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International
Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.
Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.
Scott Lebovitz	Vice President	Managing Director of Goldman, Sachs & Co.
Eric Muller	Vice President	Managing Director of Goldman, Sachs & Co.
Sumit Rajpal	Vice President	Managing Director of Goldman, Sachs & Co.
James H. Reynolds	Vice President	Managing Director of Goldman Sachs International
Ankur Sahu	Vice President	Managing Director of Goldman Sachs Japan Co., Ltd.
Oliver Thym	Vice President	Managing Director of Goldman, Sachs & Co.
Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs International
Nicole Agnew	Vice President	Managing Director of Goldman, Sachs & Co.
Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.
Kirsten Anthony	Vice President	Managing Director of Goldman, Sachs & Co.
Anthony Arnold	Vice President	Managing Director of Goldman, Sachs & Co.
Allison Beller	Vice President	Managing Director of Goldman, Sachs & Co.
Matteo Botto Poala	Vice President	Managing Director of Goldman Sachs International
Michael Bruun	Vice President	Managing Director of Goldman Sachs International
David Campbell	Vice President	Managing Director of Goldman, Sachs & Co.
Tim Campbell	Vice President	Managing Director of Goldman Sachs International
David Castelblanco	Vice President	Managing Director of Goldman, Sachs & Co.
Christopher A. Crampton	Vice President	Managing Director of Goldman, Sachs & Co.
Mike Ebeling	Vice President	Managing Director of Goldman Sachs International
Xiang Fan	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Charles H. Gailliot	Vice President	Managing Director of Goldman, Sachs & Co.
Michael Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Jonathan Hunt	Vice President	Managing Director of Goldman, Sachs & Co.
Gilbert H. Klemann	Vice President	Managing Director of Goldman, Sachs & Co.
Jay Hyun Lee	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International
Tianqing Li	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Wanlin Liu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Yuji Matsumoto	Vice President	Managing Director of Goldman Sachs Japan Co., Ltd.
Harsh Nanda	Vice President	Managing Director of Goldman, Sachs & Co.
Edward Pallesen	Vice President	Managing Director of Goldman, Sachs & Co.
Emilie Railhac	Vice President	Managing Director of Goldman Sachs International
Amit Raje	Vice President	Goldman Sachs (India) Securities Private Limited
Leonard Seevers	Vice President	Managing Director of Goldman, Sachs & Co.
Michele Titi-Cappelli	Vice President	Managing Director of Goldman Sachs International
Peter Vermette	Vice President	Managing Director of Goldman, Sachs & Co.
Bin Zhu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Sam Agnew	Vice President	Managing Director of Goldman SachsInternational
Michael M. Furth	Vice President	Managing Director of Goldman Sachs International
Penny McSpadden	Vice President	Managing Director of Goldman Sachs International
Maximilliano Ramierez-Espain	Vice President	Managing Director of Goldman Sachs International
Laurie E. Schmidt	Vice President	Managing Director of Goldman, Sachs & Co.
Susan Hodgkinson	Vice President and Secretary	Vice President of Goldman, Sachs & Co.
William Y Eng	Vice President	Vice President of Goldman, Sachs & Co.
Scott Kilpatrick	Vice President	Vice President of Goldman, Sachs & Co.
Julianne Ramming	Vice President	Vice President of Goldman, Sachs & Co.
Clayton Wilmer	Vice President	Vice President of Goldman, Sachs & Co.
Wei Yan	Vice President	Vice President of Goldman, Sachs & Co.
David Thomas	Vice President, Assistant Secretary & General Counsel	Managing Director of Goldman, Sachs & Co.
Mitchell S. Weiss	Vice President & Assistant Treasurer	Managing Director of Goldman, Sachs & Co.
Jason Levesque	Vice President & Assistant Treasurer	Vice President of Goldman, Sachs & Co.
Mark G. Riemann	Vice President & Assistant Treasurer	Vice President of Goldman, Sachs & Co.

Page 23 of 27 Pages

SCHEDULE II-B

The name and principal occupation of each member of the Infrastructure Investment Committee of the Merchant Banking Division of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing WS International, WS European, WS Global, WSIP and BS Infrastructure are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Philippe Camu, Matteo Botto Poala and Philippe H. Lenoble, is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mitchell S. Weiss is 30 Hudson Street, Jersey City, NJ 07302-4699.

All executive officers listed below are United States citizens, except as follows: Julian C. Allen is a citizen of the United Kingdom; Philippe Camu and Philippe H. Lenoble are citizens of Belgium; Matteo Botto Poala is a citizen of Italy.

Name	Present Principal Occupation
Richard A. Friedman	Managing Director of Goldman, Sachs & Co.
Julian C. Allen	Managing Director of Goldman, Sachs & Co.
Matteo Botto Poala	Managing Director of Goldman Sachs International
Philippe Camu	Managing Director of Goldman Sachs International
Jonathan Hunt	Managing Director of Goldman, Sachs & Co.
Scott Lebovitz	Managing Director of Goldman, Sachs & Co.
Philippe H. Lenoble	Managing Director of Goldman Sachs International
Edward Pallesen	Managing Director of Goldman, Sachs & Co.
Peter Vermette	Managing Director of Goldman, Sachs & Co.
Salvatore Fortunato	Managing Director of Goldman, Sachs & Co.
Yael Levy	Managing Director of Goldman, Sachs & Co.
Mitchell S. Weiss	Managing Director of Goldman, Sachs & Co.
Katherine Krause	Vice President of Goldman, Sachs & Co.

Page 24 of 27 Pages

SCHEDULE II-C

The name and principal occupation of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing BS Principal, WS Offshore B, WS AIV, WS Offshore AIV, WS Holding B, WSEP, and BS Energy AIV are set forth below.

The business address for each member listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Michael Bruun, Martin A. Hintze, Matthias Hieber, James Reynolds and Andrew E. Wolff is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui and Tianqing Li  is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Ankur A. Sahu is Roppongi Hills Mori Tower 47th floor, 10-1 Roppongi 6-chome, Tokyo 106-6147, Japan.  The business address of Mitchell S. Weiss is 30 Hudson Street, Jersey city, NJ 07302-4699.

All members listed below are United States citizens, except as follows: Alex Golten and Stephanie Hui are citizens of the United Kingdom; James Reynolds is a citizen of France; Adrian M. Jones is a citizen of Ireland; Martin A. Hintze is a citizen of Germany;  Matthias Hieber is a citizen of Austria and Ankur A. Sahu is a citizen of India. Nicole Agnew is a citizen of Canada.  Michael Bruun is a citizen of Denmark.  Tianqing Li is a citizen of the People’s Republic of China (Hong Kong permanent resident).

Name	Present Principal Occupation

Richard A. Friedman	Managing Director of Goldman, Sachs & Co.
Nicole Agnew	Managing Director of Goldman, Sachs & Co.
Michael Bruun	Managing Director of Goldman, Sachs International
Thomas G. Connolly	Managing Director of Goldman, Sachs & Co.
Christopher A. Crampton	Managing Director of Goldman, Sachs & Co.
Joe DiSabato	Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli	Managing Director of Goldman, Sachs & Co.
Charles H. Gailliot	Managing Director of Goldman, Sachs & Co.
Alex Golten	Managing Director of Goldman, Sachs & Co.
Bradley J. Gross	Managing Director of Goldman, Sachs & Co.
Matthias Hieber	Managing Director of Goldman, Sachs International
Martin A Hintze	Managing Director of Goldman, Sachs International
Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Managing Director of Goldman, Sachs & Co.
Michael E. Koester	Managing Director of Goldman, Sachs & Co.
Scott Lebovitz	Managing Director of Goldman, Sachs & Co.
Yael Levy	Managing Director of Goldman, Sachs & Co.
Tianqing Li	Managing Director of Goldman Sachs (Asia) L.L.C.
Sanjeev K. Mehra	Managing Director of Goldman, Sachs & Co.
Eric Muller	Managing Director of Goldman, Sachs & Co.
Sumit Rajpal	Managing Director of Goldman, Sachs & Co.
James Reynolds	Managing Director of Goldman, Sachs International
Ankur A. Sahu	Managing Director of Goldman Sachs Japan Co., Ltd.
Michael Simpson	Managing Director of Goldman, Sachs & Co.
David Thomas	Managing Director of Goldman, Sachs & Co.
Oliver Thym	Managing Director of Goldman, Sachs & Co.
Mitchell S. Weiss	Managing Director of Goldman, Sachs & Co.
Andrew E. Wolff	Managing Director of Goldman Sachs International

Page 25 of 27 Pages

SCHEDULE III

The Securities and Exchange Commission (the “SEC”)  has alleged that the huddles program of Goldman, Sachs & Co. (“Goldman Sachs”) - a practice where Goldman Sachs equity research analysts allegedly provided their best trading ideas to Goldman Sachs traders and a select group of Goldman Sachs top clients - created a serious and substantial risk that analysts would share material nonpublic information concerning their published research with Asymmetric Service Initiative (“ASI”) clients and firm traders. The SEC alleged that Goldman Sachs willfully violated Section 15(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by failing to establish, maintain, and enforce adequate policies and procedures to prevent such misuse in light of the risks arising from the huddles and ASI. Without admitting or denying such violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Sections 15(b) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on April 12, 2012 (the “ASI Order”) by the SEC pursuant to which Goldman Sachs (i) shall cease and desist from committing or causing any violations and any future violations of Section 15(g) of the Exchange Act; (ii) is censured; (iii) paid a total civil money penalty of $22 million on April 19, 2012, $11 million of which was paid to the Financial Industry Regulatory Authority in a related proceeding, and $11 million of which was paid to the SEC, and (iv) shall comply with certain other undertakings, including a comprehensive review, including recommendations, of the policies, procedures and practices maintained and implemented by Goldman Sachs pursuant to Section 15(g) of the Exchange Act that relate to the findings of the ASI Order.

Starting in July 2008, Neil M.M. Morrison (“Morrison”) was employed by Goldman Sachs to solicit municipal underwriting business from, among others, the Commonwealth of Massachusetts Treasurer’s Office. From November 2008 to October 2010, Morrison was also substantially engaged in the political campaigns, including the November 2010 Massachusetts gubernatorial campaign, for Timothy P. Cahill (“Cahill”), the then-Treasurer of Massachusetts. Morrison worked on Cahill’s campaign during work hours using firm resources. Morrison also made a secret, undisclosed cash campaign contribution to Cahill. Within two years of Morrison’s contribution, Goldman Sachs engaged in municipal securities business with issuers associated with Cahill as Treasurer and as a candidate for Governor. The SEC alleged that Goldman Sachs’s engagement in municipal securities business with these issuers violated Section 15B(c)(1) of the Exchange Act and MSRB Rule G-37(b), and that Goldman Sachs’s failure to maintain records of and to report in regulatory filings the contributions and campaign work, and to take steps to ensure that the attributed contributions, or campaign work or the conflicts of interest raised by them were disclosed in bond offering documents, violated MSRB Rules G-8, G-9, G-17, G-27 and G-37. Without admitting or denying such violations (except as to the SEC’s jurisdiction over it and the subject matter of the proceedings), Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15(b), 15B(c)(2) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on September 27, 2012 (the “Morrison Order”). Goldman Sachs agreed to cease and desist from committing or causing any violations and any future violations of Section 15B(c)(1) of the Exchange Act, MSRB Rule G-37(b), MSRB Rule G-17, MSRB Rule G-27, MSRB Rule G-37(e), MSRB Rule G-8 and MSRB Rule G-9. Goldman Sachs is censured and was required to pay disgorgement of $7,558,942 and prejudgment interest of $670,033. Of the $7,558,942 in disgorgement, $2,120,547 will be deemed satisfied by Goldman Sachs’s payment of $1,512,902 to the Commonwealth of Massachusetts and $607,645 to the Massachusetts Water Pollution Abatement Trust in a related action by the Commonwealth of Massachusetts. The remaining $5,438,395 and prejudgment interest of $670,033 was required to be paid to the SEC for remittance to the United States Treasury. Finally, the Morrison Order required Goldman Sachs to pay a civil money penalty in the amount of $3,750,000 to the SEC, of which $1,875,000 will be transferred to the MSRB in accordance with Section 15B(c)(9)(A) of the Exchange Act, and of which the remaining $1,875,000 will be transferred to the United States Treasury. The disgorgement, prejudgment interest and civil money penalty were all paid in full by submission of a wire to the SEC on October 3, 2012, and by submission of checks to the Commonwealth of Massachusetts and the Massachusetts Water Pollution Abatement Trust on October 4, 2012.

The SEC has alleged that Goldman Sachs conducted inadequate due diligence in certain offerings and, as a result, failed to form a reasonable basis for believing the truthfulness of certain material representations in official statements issued in connection with those offerings. This resulted in Goldman Sachs offering and selling municipal securities on the basis of materially misleading disclosure documents. The SEC alleged that Goldman Sachs willfully violated Section 17(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The violations discussed in the Order were self-reported by Goldman Sachs to the SEC pursuant to the Division of Enforcement’s Municipalities Continuing Disclosure Cooperation Initiative. Without admitting or denying the violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Section 8A of the Securities Act and Section 15(b) of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on June 18, 2015 by the SEC pursuant to which Goldman Sachs: (I) shall cease and desist from committing or causing any violations and any future violations of Section 17(a)(2) of the Securities Act; (II) paid a civil money penalty in the amount of $500,000 on June 25, 2015; and (III) shall comply with the undertakings enumerated in the Order, including retaining an independent consultant to conduct a review of Goldman Sachs’s policies and procedures as they relate to municipal securities underwriting due diligence and requires Goldman Sachs to adopt the independent consultant’s recommendations (unless the SEC finds a recommendation unduly burdensome, impractical, or inappropriate, in which case Goldman Sachs shall not be required to abide by, adopt, or implement that recommendation).

The SEC has found that Goldman Sachs did not have a system of risk management controls and supervisory procedures reasonably designed to manage the financial, regulatory, and other risks of market access in relation to its listed equity options business, which contributed to the entry of erroneous electronic options orders on multiple options exchanges on August 20, 2013. The SEC found that Goldman Sachs willfully violated Section 15(c)(3) of the Exchange Act and Rule 15c3-5 thereunder in relation to its controls and supervisory procedures addressing (I) the entry of orders that exceed appropriate pre-set credit or capital thresholds; (II) the entry of erroneous orders that exceed appropriate price or size parameters or that indicate duplicative orders; and (III) the management of software changes that impact order flow. Without admitting or denying the violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15(b) and 21C of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on June 30, 2015 by the SEC pursuant to which Goldman Sachs: (I) shall cease and desist from committing or causing any violations and any future violations of Section 15(c)(3) of the Exchange Act and Rule 15c3-5 thereunder; (II) is censured; and (III) paid a total civil money penalty of $7 million on June 30, 2015.

The SEC alleged that Goldman Sachs violated Regulation SHO under the Exchange Act by improperly relying on Goldman Sachs’s automated locate function in the order management system without having confirmed the availability of the securities to be located.  In addition, the SEC alleged that Firm employees did not provide sufficient and accurate information with respect to these locates in Goldman Sachs’s locate log, which must reflect the basis upon which Goldman Sachs provided the locates. The SEC alleged that Goldman Sachs willfully violated Rule 203(b)(1) of Regulation SHO and Section 17(a) of the Exchange Act.  Without admitting or denying the violations, Goldman Sachs consented to the entry by the SEC of an Order Instituting Administrative and Cease-and-Desist Proceedings, pursuant to Sections 15(b) and 21C of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order (Release No. 34-76899, Jan. 14, 2016).  Pursuant to the Order, Goldman Sachs must cease and desist from committing or causing any violations and any future violations of Rule 203(b)(1) of Regulation SHO, and any violations and any future violations of Section 17(a) of the Exchange Act and Rule 203(b)(1)(iii) thereunder relating to short sale locate records.  Also pursuant to the Order, Goldman Sachs was censured and paid a civil money penalty in the amount of $15,000,000 on January 20, 2016.  The SEC stated that, in determining to accept the Goldman Sachs’s offer of settlement, it considered certain remedial acts taken by Goldman Sachs.

Page 26 of 27 Pages

SCHEDULE IV

Trade Date	Buy (B) / Sell (S)	Quantity	Price
1/25/2017	B	5	$ 17.9400
1/25/2017	B	5	$ 17.9400
1/25/2017	B	5	$ 17.9400
1/25/2017	B	5	$ 17.9800
1/25/2017	B	95	$ 17.9800
1/25/2017	B	5	$ 17.9800
1/25/2017	B	95	$ 17.9800
1/25/2017	B	88	$ 18.0800
1/25/2017	B	100	$ 18.0200
1/25/2017	B	100	$ 18.0800
1/25/2017	B	100	$ 17.9900
1/26/2017	B	124	$ 18.3773
1/26/2017	B	124	$ 18.3773
1/26/2017	B	124	$ 18.3773
2/17/2017	S	61	$ 18.9800

Page 27 of 27 Pages